FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Telefónica –TEF - Changes in the Board Comittees	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica’s Board of Directors, at its meeting held today, has adopted the following resolutions:

1º.-	To appoint Dª Sabina Fluxà Thienemann (Independent Director) member of the Nomination, Compensation and Corporate Governance Committee, and D. Javier de Paz Mancho (Independent Director) member of the Audit and Control Committee.

2º.-	D. Javier de Paz Mancho ceases as member of Service Quality and Customer Service Committee.

3º.-	Reorganize the current Regulation and Institutional Affairs Committees, becoming a single Committee, under the denomination of Regulation and of the Institutional Affairs Committee.

4º.-	Reorganize the current Strategy and Innovation Committees, becoming a single Committee, under the denomination of Strategy and Innovation Committee, appointing D. Juan Ignacio Cirac Sasturain (Independent Director) and D. Peter Löscher (Independent Director) as members of the aforesaid Committee.

Madrid April 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 27, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors